SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

OPTIKA INC.

(Name of Issuer)

Common Stock (Par Value $0.001 Per Share) (Upon Conversion of Series A-1 Convertible Preferred Stock)

(Title of Class of Securities)

6839731 10 1

(CUSIP Number)

John A. Bick Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000	David A. Baylor Thomas Weisel Partners Group LLC One Montgomery Street, Suite 3700 San Francisco, CA 94104 (415) 364-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2004

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP No. 6839731 10 1	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas Weisel Partners Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,042,887
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,042,887
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,042,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON* OO - HC

Page 2 of 9 Pages

CUSIP No. 6839731 10 1	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas Weisel Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,042,887
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,042,887
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,042,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON* OO

Page 3 of 9 Pages

CUSIP No. 6839731 10 1	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas Weisel Capital Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 884,712
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 884,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 884,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON* PN

Page 4 of 9 Pages

     This Report on Schedule 13D, relating to the common stock, par value $0.001 per share (the “Common Stock”), of Optika Inc., a Delaware corporation (the “Issuer”), issuable upon conversion of Series A-1 Convertible Preferred Stock, par value $0.001 per share (the “Preferred Stock”), is being filed by and on behalf of Thomas Weisel Partners Group LLC (“TW Group”), Thomas Weisel Capital Partners LLC (“TWCP LLC”), which is the general partner of Thomas Weisel Capital Partners, L.P. (“TWCP L.P.”) and certain other investment limited partnerships (the “Other Partnerships”; and, together with TWCP L.P., the “Limited Partnerships”), and TWCP L.P. (collectively, the “Filing Persons”), and amends and supplements the Filing Persons’ Report on Schedule 13D, originally filed on March 1, 2000 (as heretofore amended and supplemented, the “Schedule 13D”).

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

     Item 1. Security and Issuer.

     Unchanged.

     Item 2. Identity and Background.

     The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by replacing the third and fourth paragraphs thereof with the following (and Schedule I referred to therein with Schedule I to this Schedule 13D):

     Each Filing Person is organized under the laws of Delaware. TWCP L.P. was formed for the purpose of making equity investments in growth companies. TWCP LLC is a registered investment adviser and the sole general partner of each of the Limited Partnerships. The managing member of TWCP LLC is TW Group. TW Group is a holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a privately held investment banking firm. The principal business address of each Filing Person is One Montgomery Street, Suite 3700, San Francisco, California 94104. Other than TW Group, which is governed by the executive committee, the members of which are described below, none of the other Filing Persons have executive officers or directors. The business and affairs of TWCP L.P. and the Other Partnerships are managed by its general partner, TWCP LLC, whose business and affairs are managed by its managing member TW Group. The business and affairs of TW Group are managed by the executive committee of TW Group.

     The name, business address, present principal occupation or employment and citizenship of each member of the executive committee of TW Group are set forth in Schedule I hereto incorporated herein by reference.

     Item 3. Source and Amount of Fund or Other Consideration.

     Unchanged.

     Item 4. Purpose of Transaction.

     The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     On January 11, 2004, the Issuer, Stellent, Inc. (“Stellent”) and a wholly-owned subsidiary of Stellent (“MergerSub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the parties agreed that, among other things, the Issuer would merge with and into MergerSub (the “Merger”).

     On the same date, the Issuer, Stellent and the Limited Partnerships entered into a Written Consent and Voting Agreement (the “Voting Agreement”) pursuant to which the Limited Partnerships, as holders of the Preferred Stock, agreed to (i) consent to the Merger Agreement and the Merger in accordance with the Certificate of Designation of Series A-1 Convertible Preferred Stock (the “Certificate of Designation”), subject to the right of the Limited Partnerships to approve any amendment to the Merger Agreement, as well as the restatement of the Certificate of Designation (the “Restatement”), (ii) vote all of their shares of capital stock in the Issuer in favor of the Merger Agreement, the Merger and the Restatement (and the Limited Partnerships have delivered irrevocable proxies to this effect to the Issuer in the form of Exhibit D to the Voting Agreement), (iii) exchange their shares of

      Page 5 of 9 Pages

Preferred Stock for their pro rata share of $10,000,000 in cash plus any Adjustment Shares (as defined in, and as calculated pursuant to, the Merger Agreement), (iv) the amendment of certain rights and preferences of the Preferred Stock contained in the Restatement, as well as the termination of certain agreements relating to the Preferred Stock (including the Registration Rights Agreement, the Exchange Agreement and the Letter Agreement filed as Exhibits 6, 7 and 10 to the Schedule 13D), and (v) refrain from transferring, in any way, the Preferred Stock held by them without the consent of the Issuer and Stellent during the term of the Voting Agreement, except to affiliates of the Limited Partnerships. The Voting Agreement also contains certain representations and warranties of the Limited Partnerships made to the Issuer and Stellent as to authority, title and non-contravention. In addition, the Limited Partnerships have agreed to a non-solicitation clause with respect to any Company Third-Party Acquisition Offer (as defined in the Merger Agreement). Pursuant to the Voting Agreement, (i) the Issuer and Stellent have given certain representations and warranties to the Limited Partnerships, (ii) each of the Issuer, Stellent and MergerSub have agreed to indemnify the Limited Partnerships and their affiliates against any damages suffered by such persons or arising out of (1) the performance by such persons of their obligations under the Voting Agreement and (2) any action, suit or proceeding brought by any stockholder of the Issuer in connection with the Merger and (iii) the Issuer has agreed to reimburse the Limited Partnerships for their fees and expenses incurred in connection with their participation in the negotiation of the Merger up to $100,000 plus fifty percent (50%) of any such fees and expenses in excess of $100,000, up to a maximum of $175,000. Subject to the survival of certain provisions of the Voting Agreement, such agreement will terminate automatically upon the earliest to occur of (a) the effective time of the Merger, (b) the termination of the Merger Agreement, (c) an amendment to the Merger Agreement made without the consent of TWCP L.P. and (d) the date on which any representation and warranty made by the Issuer and Stellent becomes untrue in any material respect.

     The summary set forth herein of certain provisions of the Voting Agreement does not purport to be a complete description thereof and is qualified by its entirety by reference to the full provisions of the Voting Agreement, a copy of which has been filed as an exhibit hereto.

     Item 5. Interests in Securities of the Issuer.

     The response set forth in Item 5 of the Schedule 13D is hereby amended in its entirety as follows:

     (a) The following percentages are based upon there being 9,002,099 shares of Common Stock outstanding as of September 30, 2003, as reported by the Issuer in the Form 10-Q filed November 14, 2003.

     As of September 30, 2003, TWCP L.P. beneficially owns 589,808 shares of Preferred Stock, or 884,712 shares of Common Stock, which represents approximately 9.8% of the outstanding Common Stock.

     As of September 30, 2003, TWCP LLC and TW Group may be deemed to beneficially own 695,258 shares of Preferred Stock, or 1,042,887 shares of Common Stock, which represents approximately 11.6% of the outstanding Common Stock. TWCP LLC and TW Group disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Limited Partnerships to the extent of the interests in the Limited Partnerships held by persons other than TWCP LLC and TW Group and their affiliates.

     None of the Filing Persons or, to the knowledge of the Filing Persons, the Other Partnerships or the persons listed on Schedule I hereto beneficially owns any shares of Common Stock other than as set forth herein.

     (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated above as indicated in responses on the cover pages hereto.

     (c) Except as described in Item 4 above, no transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the Other Partnerships or the persons listed on Schedule I hereto, during the past sixty days or since the last filing on Schedule 13D.

     (d) Except for the Other Partnerships, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

      Page 6 of 9 Pages

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

     See Item 4.

     Item 7. Material to be Filed as Exhibits.

     Exhibit 11: Written Consent and Voting Agreement dated January 11, 2004 among the Issuer, Stellent and the Limited Partnerships

      Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2004
THOMAS WEISEL PARTNERS GROUP LLC

	By:	/s/ David A. Baylor
		Name:	David A. Baylor
		Title:	General Counsel and Secretary

THOMAS WEISEL CAPITAL PARTNERS LLC

	By:	/s/ James S. Hoch
		Name:	James S. Hoch
		Title:	Managing Partner

THOMAS WEISEL CAPITAL PARTNERS L.P

	By:	/s/ James S. Hoch
		Name:	James S. Hoch
		Title:	Managing Partner

      Page 8 of 9 Pages

SCHEDULE I

     The name of each executive committee member of Thomas Weisel Partners Group LLC is set forth below.

     The business address of each person listed below is One Montgomery Street, Suite 3700, San Francisco, California 94104.

     Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation

Thomas W. Weisel	Chief Executive Officer
Timothy J. Heekin	Partner, Head of Trading
Mark Manson	Partner, Director of Research
Blake Jorgensen	Partner, Director of Investment Banking
Paul Slivon	Partner, Director of Institutional Sales

      Page 9 of 9 Pages